Exhibit 99.1

Triple P Press release Triple P reports six month 2004 results

PRESS RELEASE

TRIPLE P REPORTS SIX MONTH 2004 RESULTS

August 5, 2004 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP), announced that it closed the first half of 2004 with net revenues of € 34.6 million and a net loss of € 342,000.

Three months ended June 30, 2004

Net revenues in the second quarter were € 17.4 million, a decrease of 1.8% compared with the same period in the prior year.  Gross margin was 17.8% for the second quarter of 2004, representing a decrease of 1% compared to last year. In the second quarter, the Company incurred a net loss of € 79,000 compared to a net loss of € 1,211,000 in the same period in the prior year.

Six months ended June 30, 2004

Due to cost reduction measures previously taken by the Company, total operating expenses decreased by € 1.5 million, or 19.4%, compared to the same period in the prior year. Total operating expenses of € 6.2 million includes € 721,000 of severance expenses relating to the reduction of personnel.  Despite this substantial decrease in operating expenses, the Company sustained a net loss of € 342,000 in the first half of 2004 due to a decrease in net revenues of 10% and a decrease in gross margin of 2%.

Key figures for the first half of the year

	1st six months 2004	1st six months 2003	Diff.
(amounts in millions of euros unless otherwise indicated)	EUR	EUR	%

Net revenues	34.6	38.5	-10.0%
Gross margin	17.3%	17.6%	-2.0%
Operating expenses	6.2	7.7	-19.4%
Net profit (loss)	(0.3)	(1.0)	-65.4%

Management remains focused upon the strengthening of the sales and marketing organization and further cost reductions to enable the Company to be able to capitalize on opportunities as the ICT market recovers in future periods.

Reclassifications

Certain line items have been revised from those disclosed in our press releases relating to the fourth quarter of 2003 and the first quarter of 2004.  These revised amounts have no effect on reported net income and shareholders’ equity, are reflected in our Annual Report on Form 20-F and are indicated in the financial data accompanying this press release.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV

PO-box 245

4130 EE Vianen

The Netherlands

Phone:  + 31 347 353650

Fax:      + 31 347 353666

e-Mail: info@triple-p.nl

www.triple-p.nl

- Tables follow -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

 (in thousands except number of shares and per share amounts)

	December 31, 2003	June 30, 2004
	EUR	EUR
		(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,732	4,235
Restricted cash	462	12
Accounts receivable	10,182	8,968
Inventories	1,255	3,268
Prepaid expenses and other current assets	2,186	2,376
Total current assets	19,817	18,859

NON-CURRENT ASSETS:
Property and equipment, at cost	2,564	2,633
Less: accumulated depreciation and amortization	1,265	1,557
Net property and equipment	1,299	1,076
Total non-current assets	1,299	1,076
Total assets	21,116	19,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	322	69
Accounts payable	7,470	7,052
Accrued liabilities	5,436	4,291
Customer deposits	622	1,270
Deferred revenue	3,767	4,314
Restructuring reserve	205	—
Total current liabilities	17,822	16,996

LONG-TERM LIABILITIES:
Pension obligations	424	424
Other long-term liabilities	143	130
Total long-term liabilities	567	554
Total liabilities	18,389	17,550

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 par value per share
Authorised - 43,750,000 shares
Outstanding - 30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,556)	(51,898)
Accumulated other comprehensive loss	(229)	(229)
Total shareholders’ equity	2,727	2,385
Total liabilities and shareholders’ equity	21,116	19,935

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except number of shares and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	EUR	EUR	EUR	EUR
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenues	17,687	17,363	38,478	34,619
Cost of revenues	14,499	14,265	31,706	28,647
Gross profit	3,188	3,098	6,772	5,972

Sales and marketing expense	2,142	1,821	4,394	3,590
General and administrative expense	949	1,282	2,033	2,621
Restructuring charge	1,281	—	1,281	—
Total operating expenses	4,372	3,103	7,708	6,211

Operating income (loss)	(1,184)	(5)	(936)	(239)

Interest income (expense)	(28)	(1)	(72)	(32)
Other, net	1	(73)	20	(71)
Total other income (expense), net	(27)	(74)	(52)	(103)

Net income (loss)	(1,211)	(79)	(988)	(342)

Net Income per share:
Basic	(0.04)	(0.00)	(0.03)	(0.01)

Weighted average shares outstanding:
Basic	30,469	30,469	30,469	30,469

Reclassifications:

•                  Reclassification of credit invoices from Accounts Receivable to Accounts Payable;

•                  Reclassification of Deferred Tax Asset from Accrued Liabilities to Prepaid Expenses;

•                  Reclassification of Work in Progress from Customer Deposits to Inventories;

•                  Reclassification Additional Minimum Pension Liability from Accumulated Deficit to Accumulated Other Comprehensive Loss;

•                  Reclassification of non-recurring expenses from Restructuring charge to General and administrative expense

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

 (Before and after revisions, in thousands except number of shares and per share amounts)

	December 31, 2003		March 31, 2004
	Reported	Revised	Reported	Revised
	EUR	EUR	EUR	EUR
	(unaudited)		(unaudited)	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,732	5,732	5,381	5,381
Restricted cash	462	462	12	12
Accounts receivable	9,888	10,182	8,823	9,178
Inventories	1,255	1,255	1,610	2,541
Prepaid expenses and other current assets	1,615	2,186	1,811	2,382
Total current assets	18,952	19,817	17,637	19,494

NON-CURRENT ASSETS:
Property and equipment, at cost	2,564	2,564	2,594	2,594
Less: accumulated depreciation and amortization	1,265	1,265	1,411	1,411
Net property and equipment	1,299	1,299	1,183	1,183
Total non-current assets	1,299	1,299	1,183	1,183
Total assets	20,251	21,116	18,820	20,677

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	322	322	127	127
Accounts payable	7,176	7,470	6,681	7,036
Accrued liabilities	4,865	5,436	4,031	4,602
Customer deposits	622	622	(40)	891
Deferred revenue	3,767	3,767	4,995	4,995
Restructuring reserve	205	205	—	—
Total current liabilities	16,957	17,822	15,794	17,651

LONG-TERM LIABILITIES:
Pension obligations	424	424	424	424
Other long-term liabilities	143	143	137	137
Total long-term liabilities	567	567	561	561
Total liabilities	17,524	18,389	16,355	18,212

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 par value per share
Authorised - 43,750,000 shares
Outstanding - 30,469,345 shares	1,219	1,219	1,219	1,219
Additional paid-in capital	53,293	53,293	53,293	53,293
Accumulated deficit	(51,556)	(51,556)	(52,047)	(51,818)
Accumulated other comprehensive loss	(229)	(229)	—	(229)
Total shareholders’ equity	2,727	2,727	2,465	2,465
Total liabilities and shareholders’ equity	20,251	21,116	18,820	20,677

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Before and after revisions, in thousands, except per share amounts)

	Three months ended March 31, 2003		Three months ended March 31, 2004
	Reported	Revised	Reported	Revised
	EUR	EUR	EUR	EUR
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenues	20,791	20,791	17,255	17,255
Cost of revenues	17,207	17,207	14,381	14,381
Gross profit	3,584	3,584	2,874	2,874

Sales and marketing expense	2,252	2,252	1,769	1,769
General and administrative expense	927	1,084	974	1,338
Restructuring charge	157	—	364	—
Total operating expenses	3,336	3,336	3,107	3,107

Operating income	248	248	(233)	(233)

Interest income (expense)	(44)	(44)	(9)	(9)
Other, net	19	19	(20)	(20)
Total other income (expense), net	(25)	(25)	(29)	(29)

Net income	223	223	(262)	(262)